787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 19, 2009

VIA EDGAR

Jim O’Connor

Christina DiAngelo

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Focused Series, Inc.

Registration Statement on Form N-14 Filed on July 22, 2009 (the “Registration Statement”)

Securities Act File No. 333-160741

Dear Mr. O’Connor and Ms. DiAngelo:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in telephone conversations with the undersigned regarding the above-referenced Registration Statement. The Registration Statement relates to the proposed acquisition by the Focused Small-Cap Value Portfolio (the “Small-Cap Value Portfolio”), a series of the Registrant, of all of the assets and liabilities of the Focused Mid-Cap Value Portfolio (the “Mid-Cap Value Portfolio” and together with the Small-Cap Value Portfolio, the “Funds” and each, a “Fund”), a series of the Registrant, in exchange for Class A, Class B and Class C shares of the Small-Cap Value Portfolio (the “Reorganization”).

For your convenience, the substance of the Staff’s comments has been restated below. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

Comment No. 1:     Please state whether the Board of Directors considered whether it would be appropriate to approve the reorganization of the Mid-Cap Value Portfolio with a portfolio that has a mid-cap investment strategy, as opposed to the Small-Cap Value Portfolio. If not, please explain why.

Response:    The Board of Directors was presented with, considered and unanimously approved the proposed Reorganization involving the acquisition by the Small-Cap Value Portfolio of all of the assets and liabilities of the Mid-Cap Value Portfolio in exchange for shares of the Small-Cap Value Portfolio. In approving the Reorganization, the Board of Directors, including the Independent Directors,

NEW YORK     WASHINGTON     PARIS     LONDON     MILAN     ROME     FRANKFURT     BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Jim O’Connor, Esq.

August 19, 2009

determined that participation in the Reorganization is in the best interests of the Mid-Cap Value Portfolio. A discussion of the factors the Board of Directors considered is included in the Registration Statement. For various business reasons, management did not present the Board of Directors with, and the Board of Directors did not consider, a proposal involving the reorganization of the Mid-Cap Value Portfolio with a portfolio that has a mid-cap investment strategy, including the fact that management does not believe the mid-cap investment strategy is a desirable strategy to continue to offer in the SunAmerica Retail Fund Complex at this time.

Comment No. 2:    Please provide the accounting survivor analysis for the Reorganization.

Response:    The following is an analysis concluding the accounting and performance survivor for the Reorganization. The analysis is based on guidance provided by the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004, regarding accounting survivors (“ICI White Paper”). The ICI White Paper seeks to capture and consolidate applicable industry guidance on the subject. The ICI White Paper identifies the following factors, in order of relative importance, to apply in determining the proper accounting surviving entity:

Portfolio Management: One of the primary factors in determining the accounting survivor is the surviving management structure. The Small-Cap Value Portfolio is currently advised by SAAMCo and managed by Dan Lew, Senior Vice President at SAAMCo. The Mid-Cap Value Portfolio is currently advised by SAAMCo and sub-advised by Delafield Asset Management, LLC. SAAMCo will continue to serve as the investment adviser to the Combined Fund and Dan Lew will continue to serve as the portfolio manager of the Combined Fund following the Reorganization.

Portfolio Composition: The Combined Fund will be managed in accordance with the investment objectives, policies and restrictions of the Small-Cap Value Portfolio and thus it is anticipated that the portfolio composition of the Combined Fund will most resemble that of the historical portfolio composition structure of the Small-Cap Value Portfolio.

Investment Objectives, Policies and Restrictions: The investment objectives of the Mid-Cap Value Portfolio and the Small-Cap Value Portfolio are identical. Each Fund seeks long-term growth of capital. Each Fund follows a “value” oriented philosophy; however, the Funds may use different investment strategies to achieve their respective goals. The primary differences in the principal investment strategies of each Fund are highlighted in the Registration Statement on page 8 of the Combined Proxy Statement/Prospectus under “Investment Objectives and Principal Investment Strategies – Comparison.” The investment objectives, policies and restrictions of the Small-Cap Value Portfolio will be those of the Combined Fund.

Expense Structure: The expense structure of both Funds is similar. The expense structure of the Small-Cap Value Portfolio will be the expense structure of the Combined Fund.

Asset Size: As of April 30, 2009, the Small-Cap Value Portfolio had net assets of $124,982,421 and the Mid-Cap Value Portfolio had net assets of $40,661,416.

Jim O’Connor, Esq.

August 19, 2009

For these reasons, the Small-Cap Value Portfolio will be the accounting and performance survivor. The portfolio management team; portfolio composition; investment objectives, policies and restrictions; and expense structure of the Combined Fund will be those of the Small-Cap Value Portfolio. In addition, the Small-Cap Value Portfolio has more assets than the Mid-Cap Value Portfolio.

Comment No. 3:    In the discussions relating to a Fund’s non-diversified status, please do not use the term “concentrating” in describing the risks associated with such status.

Response:    References in the Registration Statement to the term “concentrating” in connection with a Fund’s non-diversified status have been replaced with the term “investing a higher percentage of assets.”

Comment No. 3:    In the disclosure relating to the Funds engaging in active trading of securities, please revise the discussion relating to high portfolio turnover and the tax consequences associated with it to reflect plain English.

Response:    The paragraph discussing active trading, high portfolio turnover and associated tax consequences has been revised to reflect plain English.

Comment No. 5:    Under the requirements of Form N-1A, the expense percentages disclosed in the fee table should be based on amounts incurred during a Fund’s most recent fiscal year. Please explain the reason for basing the expense percentages disclosed in the fee table on amounts incurred during the 12-month period ended April 30, 2009.

Response:    Due to a decline in Fund asset levels, the expense ratios based on amounts incurred during the 12-month period ended April 30, 2009 are materially different than the expense ratios based on amounts incurred during each Fund’s most recent fiscal year (year ended October 31, 2008, as applicable). As a result of such material difference, the Registrant believes that the presentment of expense ratios based on amounts incurred as of a more recent date than the fiscal year end is more informative to shareholders. The Registrant has also added disclosure to the introductory paragraph to the fee table clarifying that the expense ratios are based on fees and expenses incurred during the 12-month period ended April 30, 2009, which may be different than annualized expense ratios that are based on fees and expenses incurred during the six-month period ended April 30, 2009.

Comment No. 6:    With respect to the fee table, please confirm that any acquired fund fees and expenses for a Fund did not exceed one basis point (if greater than one basis point more disclosure about these expenses would be required).

Response:    Neither Fund incurred acquired fund fees and expenses of greater than one basis point.

Comment No. 7:    Please add disclosure to the footnote to the fee table regarding the Expense Limitation Agreement noting that such agreement excludes extraordinary expenses and acquired fund fees and expenses.

Jim O’Connor, Esq.

August 19, 2009

Response:    The following sentence has been added to the footnote regarding the Expense Limitation Agreement: “For purposes of the Expense Limitation Agreement, “Total Annual Fund Operating Expenses” shall not include extraordinary expenses, as determined under generally accepted accounting principles, or acquired fund fees and expenses.”

Comment No. 8:    With respect to the expense recoupments reflected in the fee table, please confirm that the only expenses being recouped from a Pro Forma Combined Fund are those of the Small-Cap Value Portfolio.

Response:    The only expenses shown as recouped from a Pro Forma Combined Fund are those of the Small-Cap Value Portfolio.

Comment No. 9:    With respect to the management fee rate presented for the Small-Cap Value Portfolio in the fee table, please note that it is permissible to show a fund’s recently changed management fee rate, instead of a blended management fee rate.

Response:    The fee tables reflect the Small-Cap Value Portfolio’s blended management fee rate for the 12-month period ended April 30, 2009, however disclosure has been added to the footnote clarifying that such rate is a blended rate and providing the current and previous management fee rates.

Comment No. 10:    Please confirm that the expense examples in the Registration Statement take into account any applicable contractual expense limitation.

Response:    The expense examples contained in the Registration Statement take into account all applicable contractual expense limitations.

Comment No. 11:    Please provide further disclosure regarding the approximate percentage of Mid-Cap Value Portfolio portfolio holdings that are expected to be sold in connection with the Reorganization. Please also disclose the estimated amount of portfolio transaction costs and the estimated amount of capital gains that will result from this expected sale of a portion of the portfolio holdings.

Response:    Disclosure has been added to the section entitled “Information About the Reorganization – Material Federal U.S. Income Tax Consequences of the Reorganization” that provides the approximate percentage of Mid-Cap Value Portfolio portfolio holdings that are expected to be sold in connection with the Reorganization and states that no material amount of capital gains are expected to be distributed as a result of such sale. Disclosure has also been added to the section entitled “Information About the Reorganization – Expenses of the Reorganization” that provides the estimated amount of portfolio transaction costs that will result from such sale.

Comment No. 12:    Please include a pro forma adjustments column in the Capitalization table.

Response:     The requested disclosure has been added.

Jim O’Connor, Esq.

August 19, 2009

The above-referenced Registrant has authorized us to represent that, with respect to filings made by the Registrant with the Securities and Exchange Commission (the “Commission”) and reviewed by the Commission’s staff (the “Staff”), it acknowledges that:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/Elliot J. Gluck

Elliot J. Gluck

cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management Corp.

Margery K. Neale, Esq., Willkie Farr & Gallagher LLP

Jack D. Cohen, Esq., Willkie Farr & Gallagher LLP